

April 22, 2014

Via E-mail
Justin Bliffen
Chief Financial Officer
Triangle Petroleum Corporation
1200 17th Street, Suite 2600
Denver, Colorado 80202

> **Re: Triangle Petroleum Corporation**
> **Registration Statement on Form S-3**
> **Filed March 28, 2014**
> **File No. 333-194861**

Dear Mr. Bliffen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.   On April 11, 2014 you filed a Form 8-K indicating that the "financial statements for the quarter ended October 31, 2013 should no longer be relied upon" and that you intend to file a Form 10-Q/A " as soon as reasonably practicable." Provide us with your analysis as to why you believe that you remain eligible to use the Form S-3 given the need to restate your financial statements for that quarter and that you have not yet filed the Form 10-Q/A. Also, tell us when you intend to make that filing.

Important Information Incorporated by Reference, page 4

2.   Please update this section. Also, be sure to update all references to your Form 10-K for the fiscal year ended January 31, 2013 throughout the filing. We note such references on pages 2 and 3, for example.

Selling Stockholders, page 13

3.   Please revise your disclosure in this section to identify the natural persons with voting or dispositive authority over the shares of common stock to be sold.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact PJ Hamidi at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Richard B. Aftanas
       Skadden, Arps, Slate, Meagher & Flom LLP